Exhibit 12

RITE AID CORPORATION AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

We have calculated the ratio of earnings to fixed charges in the following table by dividing earnings by fixed charges. For this purpose, earnings include pre-tax income from continuing operations plus fixed charges, before capitalized interest. Fixed charges include interest, whether expensed or capitalized, amortization of debt expense, preferred stock dividend requirement and that portion of rental expense which is representative of the interest factor in those rentals.

	26 Week Period Ended				Fiscal Year Ended
	August 29, 2015		August 30, 2014		February 28, 2015 (52 weeks)		March 1, 2014 (52 weeks)		March 2, 2013 (52 weeks)	March 3, 2012 (53 weeks)	February 26, 2011 (52 weeks)
	(Dollars in Thousands)
Fixed charges:
Interest expense	$239,017		$201,770		$397,612		$424,591		$515,421	$529,255	$547,581
Interest portion of net rental expense(1)	160,783		158,502		321,495		317,592		317,080	325,631	321,888
Fixed charges before capitalized interest	399,800		360,272		719,107		742,183		832,501	854,886	869,469
Capitalized interest	87		90		145		197		399	315	509
Total fixed charges	399,887		360,362		719,252		742,380		832,900	855,201	869,978
Preferred stock dividend requirement(2)	—		—		—		16,636		21,056	19,838	18,692
Total combined fixed charges and preferred stock dividends	$399,887		$360,362		$719,252		$759,016		$853,956	$875,039	$888,670
Earnings:
Income (loss) before income taxes	$69,209		$201,036		$426,820		$250,218		$7,505	$(392,257)	$(545,582)
Fixed charges before capitalized interest	399,800		360,272		719,107		742,183		832,501	854,886	869,469
Total earnings and fixed charges	469,009		561,308		1,145,927		992,401		840,006	462,629	323,887
Ratio of earnings to fixed charges	1.17	x	1.56	x	1.59	x	1.31	x	—	—	—
Excess (deficiency) of earnings to combined fixed charges and preferred stock dividends	$69,122		$200,946		$426,675		$233,385		$(13,950)	$(412,410)	$(564,783)

(1)         The interest portion of net rental expense is estimated to be equal to one-third of the minimum rental expense for the period.

(2)         The preferred stock dividend requirement is computed as the pre- tax earnings that would be required to cover preferred stock dividends.